UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

MANGOCEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

56270V106
(CUSIP Number)

Jacob D. Cohen
15110 N. Dallas Parkway, Suite 600 Dallas, Texas 75248
(214) 242-9619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56270V106	Schedule 13D	Page 2 of 7

1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares*
	8.	Shared Voting Power 8,275,000 shares*
	9.	Sole Dispositive Power -0- shares*
	10.	Shared Dispositive Power 8,275,000 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 47.8%*
14.	Type of Reporting Person IN

* All percentages are based on 17,315,000 shares of Common Stock outstanding as of March 23, 2023, as set forth in the Issuer’s Rule 424(b)(4) Prospectus, following the closing of the Issuer’s initial public offering.

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1.	Name of Reporting Person The Tiger Cub Trust
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 8,275,000 shares
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 8,275,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 47.8%*
14.	Type of Reporting Person OO

* All percentages are based on 17,315,000 shares of Common Stock outstanding as of March 23, 2023, as set forth in the Issuer’s Rule 424(b)(4) Prospectus, following the closing of the Issuer’s initial public offering.

CUSIP No. 56270V106	Schedule 13D	Page 4 of 7

Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Mangoceuticals, Inc., a Texas corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

Item 2. Identity and Background

(a) This Statement is being filed by Jacob D. Cohen and The Tiger Cub Trust (“Tiger Cub”), each a “Reporting Person” and collectively the “Reporting Persons”.

Jacob D. Cohen (“Mr. Cohen”) serves as the Trustee of Tiger Cub and as such, Mr. Cohen is deemed to beneficially own the securities held by Tiger Cub.

(b) Mr. Cohen’s and Tiger Cub’ business address is 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

(c) Jacob D. Cohen’s principal business occupation is the Chief Executive Officer of the Issuer.

Tiger Cub is a Texas Trust which is a trust for the ownership and management of assets for the benefit of its beneficiaries.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cohen is a citizen of the United States. Tiger Cub is a [Texas] trust.

Item 3. Source and Amount of Funds or Other Consideration

On June 16, 2022, American International Holdings Corp (“American International”) entered into and closed the transactions contemplated by a Stock Purchase Agreement (the “SPA”), with Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned by Jacob D. Cohen, the Chairman and Chief Executive Officer of the Issuer. Pursuant to the SPA, American International sold 8,000,000 shares of the outstanding Common Stock of the Issuer which represented 80% of the then outstanding shares of Common Stock of the Issuer, to Cohen Enterprises in consideration for $90,000, which was approximately the same amount that had been advanced to the Issuer from American International through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Issuer, from the Issuer, pursuant to the terms of the SPA.

In June 2022, Cohen Enterprises sold an aggregate of 600,000 shares of our restricted Common Stock to third parties for $0.10 per share or $60,000 in aggregate and 40,000 shares of our restricted Common Stock to a third party for $0.25 per share or $10,000 in aggregate. The shares were sold in private transactions to accredited investors.

On June 30, 2022, Cohen Enterprises gifted 360,000 restricted shares of Common Stock to Isaak Cohen, the father of Jacob D. Cohen. These shares were valued at $0.10 per share or $36,000.

On August 31, 2022, in consideration for agreeing to an employment agreement with the Issuer, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of Common Stock of the Issuer, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years.

CUSIP No. 56270V106	Schedule 13D	Page 5 of 7

On April 4, 2023, Cohen Enterprises transferred all 8,000,000 of the shares of Common Stock which it then held to Tiger Cub for no consideration.

On April 10, 2023, Tiger Cub acquired an aggregate of 275,000 shares of Common Stock in two private transactions in exchange for the assignment of all rights and interests under a certain services agreement held in the name of one of Mr. Cohen’s other entities, Ronin Equity Partners, Inc.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cohen, in his capacity as Chief Executive Officer and director of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 56270V106	Schedule 13D	Page 6 of 7

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, as described below, and customary stock option agreements evidencing Mr. Cohen’s options which were granted by the Issuer, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

In connection with the Issuer’s initial public offering, Mr. Cohen entered into a customary lock-up agreement in favor of the Issuer, whereby he agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of our initial public offering (i.e., through March 23, 2024), subject to certain exceptions.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A*	Joint Filing Agreement of the Reporting Persons dated May 2, 2023

* Filed herewith.

CUSIP No. 56270V106	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2023

/s/ Jacob D. Cohen
Jacob D. Cohen

The Tiger Cub Trust

/s/ Jacob D. Cohen
Jacob D. Cohen
Trustee